Exhibit 99.1
KINDER MORGAN ENERGY PARTNERS INCREASES QUARTERLY DISTRIBUTION TO $1.40 PER UNIT, UP 4%

Distributable Cash Flow 16% Year to Date Versus 2013

HOUSTON, Oct. 15, 2014 - Kinder Morgan Energy Partners, L.P. (NYSE: KMP) today increased its quarterly cash distribution per common unit to $1.40 ($5.60 annualized) payable on Nov. 14, 2014, to unitholders of record as of Oct. 31, 2014. This represents a 4 percent increase over the third quarter 2013 cash distribution per unit of $1.35 ($5.40 annualized) and is up from $1.39 per unit ($5.56 annualized) for the second quarter of 2014.
Chairman and CEO Richard D. Kinder said, “KMP had a strong third quarter and increased the distribution for the 53rd time since current management took over in February of 1997. Our five business segments produced $1.543 billion in segment earnings before DD&A and certain items, a 10 percent increase over the third quarter of 2013. Growth was led by outstanding results at Tennessee Gas Pipeline (TGP), increased oil and NGL production at SACROC, and strong results from both our Products Pipelines and Terminals businesses. Since our second quarter earnings release in July, we have increased our project backlog of expansion and joint venture investments at KMP to $16.3 billion from $15.4 billion, notwithstanding approximately $1.1 billion in projects that were placed into service in the third quarter and thus removed from the backlog. Projects in the backlog have a high certainty of completion and will drive future growth at the company across all of our business segments. Additionally, since Dec. 1, 2013, Kinder Morgan’s natural gas pipelines companywide have entered into new and pending firm transport capacity commitments totaling 6.4 billion cubic feet per day (Bcf/d) (6 Bcf/d at KMP). This represents about 9 percent of the current daily natural gas demand in the United States and compares to 5.3 Bcf/d (4.8 Bcf/d at KMP) when second quarter earnings were announced. Our pipelines currently move about one-third of the natural gas consumed in America.”
KMP reported third quarter distributable cash flow before certain items of $607 million, up 10 percent from $554 million for the comparable period in 2013. Distributable cash flow per

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unit before certain items was $1.31 compared to $1.27 for the third quarter last year. Third quarter net income before certain items was $746 million compared to $664 million for the same period in 2013. Net income was $976 million compared to $697 million for the third quarter last year. Certain items for the third quarter totaled a net gain of $230 million, primarily reflecting a gain from a certain item from the early termination of a long-term natural gas transportation contract, versus a net gain of $33 million for the same period last year.
For the first nine months of the year, KMP reported distributable cash flow before certain items of $1.861 billion, up from $1.609 billion for the comparable period in 2013. Distributable cash flow per unit before certain items was $4.08 compared to $3.94 for the same period last year. Net income before certain items was $2.232 billion compared to $1.946 billion for the first three quarters of 2013. Net income was $2.399 billion compared to $2.499 billion for the same period last year. Certain items for the first nine months of the year totaled a net gain of $167 million versus a net gain of $553 million for the same period last year, again, reflecting a large gain from certain items in the year-to-date period last year primarily related to re-measurement of KMP’s original 50 percent interest in the Eagle Ford Gathering joint venture to fair market value as a result of the Copano acquisition.
Kim Dang Joins Office of the Chairman
The Kinder Morgan companies have named Chief Financial Officer Kim Dang to the Office of the Chairman. Ms. Dang will be involved in the strategic and policy decisions of the company, the day-to-day management of the company and the company’s capital allocation to new investments. “I’m delighted to add Kim to the Office of the Chairman in recognition of her contributions over the years, as well as the considerable talent and experience she will bring to bear on continuing our success at Kinder Morgan,” said Kinder. The Office of the Chairman also includes Chairman and CEO Rich Kinder and President and Chief Operating Officer Steve Kean.
Overview of Business Segments
The Natural Gas Pipelines business produced third quarter segment earnings before DD&A and certain items of $661 million, up 9 percent from $608 million for the same period

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last year. Natural Gas Pipelines expects to exceed its published annual budget of 14 percent growth.
“This segment’s strong results and the increase in earnings compared to the third quarter last year was led by outstanding performance at TGP, along with good results from El Paso Natural Gas (EPNG) and South Texas midstream assets,” Kinder said. “TGP’s services continue to be in high demand due primarily to ongoing growth in the Marcellus and Utica shale plays. Earnings were boosted by a number of TGP expansion projects that came online last fall and earlier this year, which resulted in an 18 percent throughput increase on TGP compared to the third quarter of 2013.” Additional third quarter highlights included higher throughput on EPNG compared to the same period last year due to an increase in deliveries to California for storage refill and natural gas exports to Mexico, along with higher gathering volumes on South Texas midstream assets from the Eagle Ford Shale.
Natural gas transport volumes in this segment were up almost 10 percent compared to the third quarter last year and gathering volumes rose about 6 percent.
Natural gas continues to be the fuel of choice for America’s future energy needs and certain industry experts are projecting gas demand increases of about 35 percent to approximately 100 Bcf/d over the next 10 years. “This increase in natural gas supply and demand is driving the need for transport capacity from the Marcellus and Utica shale plays to growing demand centers on the Gulf Coast,” Kinder explained. “Additional opportunities include the need for more capacity in the Northeast, demand for gas-fired power generation, LNG exports and exports to Mexico. KMP currently has a backlog of natural gas projects of more than $3 billion.”
The CO2 business produced third quarter segment earnings before DD&A and certain items of $363 million, up 4 percent from $349 million for the same period in 2013. The CO2 business is expected to be modestly below its published annual budget of 8 percent growth.
“Growth in this segment compared to the third quarter of 2013 was led by our large SACROC Unit, which reported superb results with a 12 percent increase in oil production and a 7 percent increase in NGL sales volumes,” Kinder said. “NGL production at SACROC is on track for a record year. Third quarter earnings also benefited from an increase in oil production

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at the Katz Field versus the same period last year, but were negatively impacted by the Midland to Cushing price differential, which continued to be high.”
Combined gross oil production volumes averaged 57 thousand barrels per day (MBbl/d) for the third quarter, up 6 percent versus the same period last year. SACROC production was up 12 percent (33.1 MBbl/d versus 29.6 MBbl/d for the third quarter of 2013) and significantly ahead of plan. The average West Texas Intermediate (WTI) crude oil price for the third quarter was $97.17 compared to the company’s third quarter WTI budget of $94.98. However, net prices were actually down $8.45 per barrel versus the third quarter budget due to the impact of the Midland to Cushing differential noted above.
CO2 production in southwest Colorado was flat compared to the third quarter of 2013 and approximately 8 percent higher for the first three quarters than a year ago.
The Products Pipelines business produced third quarter segment earnings before DD&A and certain items of $222 million, up 10 percent from $202 million for the comparable period in 2013. Products Pipelines is expected to be modestly below its published annual budget of 18 percent growth.
“Growth in this segment compared to the third quarter of 2013 was driven by higher volumes on the KMCC pipeline, as we continued to see a ramp up and strong demand for Eagle Ford condensate,” Kinder said. “Higher margins on the Pacific pipeline also contributed to the increase. Growth was offset somewhat by a decline in product pricing in our transmix business and further impacted by a delay in the startup of our approximately $360 million petroleum condensate processing facility on the Houston Ship Channel, due primarily to inclement weather.”
Total refined products volumes for the third quarter were up 6.8 percent (4.1 percent excluding Parkway) compared to the same period last year. Volumes on Plantation and Parkway increased by 24 percent versus the third quarter last year, as demand in the Southeast and Mid-Atlantic for refined products from the Gulf Coast increased, and as a result of Parkway’s startup in September 2013. Segment gasoline volumes (including transported ethanol on the Central Florida Pipeline) and diesel volumes were up nicely compared to the third quarter last year,

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primarily due to strong demand on Plantation and Parkway being in service. Jet volumes were also up.
Products Pipelines handled about 11.5 million barrels of biofuels (ethanol and biodiesel) in the third quarter, up 5 percent from the same period a year ago. The increase was driven by volume growth at our Tampa ethanol receipt facility and biodiesel blending projects coming online this year on the West Coast. This segment continues to make investments in assets across its operations to accommodate more biofuels.
The Terminals business produced third quarter segment earnings before DD&A and certain items of $247 million, up 25 percent from $199 million for the same period in 2013. The Terminals segment is on track to slightly exceed its published annual budget of 21 percent annual growth due to the acquisition of American Petroleum Tankers (APT) in January.
“Approximately 70 percent of the growth in this segment versus the third quarter of 2013 was organic, with the remainder coming from acquisitions,” Kinder said. “The increase in earnings was driven by strong performance at our liquids facilities, predominantly driven by the placing in service of the BOSTCO and Edmonton Terminal expansions, plus the APT acquisition. Strong petcoke volumes, including the impact of the BP Whiting expansion, improved steel pricing and good performance at our ethanol terminals also contributed to this segment’s earnings increase.” Export coal tonnage declined by 22 percent versus the third quarter last year. However, the impact on segment earnings was lessened by the long-term minimum tonnage commitments the company has with many of its customers.
For the third quarter, Terminals handled 18.3 million barrels of ethanol, up significantly from 15.9 million barrels for the same period last year. Combined, the Terminals and Products Pipelines business segments handled 29.1 million barrels of ethanol, up 11 percent from 26.1 million barrels for the third quarter of 2013. KMP currently handles approximately one- third of the ethanol used in the United States.
Kinder Morgan Canada produced third quarter segment earnings before DD&A and certain items of $50 million versus the $44 million it reported for the same period in 2013. The increase is primarily due to a change in the foreign exchange rate. Demand remained high for the Trans Mountain Pipeline capacity, with increased mainline throughput into Washington state versus the third quarter last year.

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2014 Outlook
Kinder Morgan, Inc. announced Aug. 10, 2014, that it will acquire all of the publicly held shares/units of KMP, Kinder Morgan Management and El Paso Pipeline Partners in an approximately $70 billion transaction.  The boards of all of the Kinder Morgan companies voted to recommend the transaction to their respective unitholders and shareholders.  After the transaction, KMI will have a projected dividend of $2.00 per share for 2015, a 16 percent increase over the budgeted 2014 KMI dividend target of $1.72 per share.
KMI has received all necessary regulatory approvals except that its Registration Statement on Form S-4 has not yet been declared effective by the Securities and Exchange Commission.  The company expects to announce the date of KMP’s unitholder meeting in the near future and continues to anticipate the transaction will close before year end.  For more information on this transaction, please visit the Kinder Morgan web site at www.kindermorgan.com.
Absent a close of the proposed transaction with Kinder Morgan, Inc. prior to the fourth quarter record date (typically in late January), KMP would expect to declare cash distributions of $5.58 per unit for 2014 and Kinder Morgan Management would expect to declare distributions of $5.58 per share (in the form of additional KMR shares) for 2014. This represents a 5 percent increase over the $5.33 per unit/share declared for 2013. Assuming the anticipated fourth quarter close of the transaction, all KMI shareholders as of the fourth quarter record date will receive the KMI dividend for that quarter.
Other News
Natural Gas Pipelines

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TGP closed a successful binding open season for its South System Flexibility project and awarded all of the 500,000 dekatherms per day (Dth/d) of capacity to MexGas Supply. The project will provide more than 900 miles of north-to-south transportation capacity on the TGP system from Tennessee to South Texas and expand Kinder Morgan’s transportation service to Mexico. The approximately $187 million project is expected to be in service in January 2015, with an initial volume of 150,000 Dth/d reaching 500,000 Dth/d in December 2016. Additionally, TGP initiated a binding open season Oct. 10 for its proposed Lone Star expansion project, which includes an incremental 300,000 Dth/d of firm transportation from Tennessee to South Texas for future infrastructure projects. TGP has secured an anchor shipper for this project and will announce the results and further details upon the close of the open season Oct. 31. Although we will continue to solicit additional volume commitments

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during the open season, the transportation agreement with the anchor shipper provides the necessary commitment level required to move forward with the project.

•
TGP continues development of its proposed Northeast Energy Direct Project. TGP has received a number of key commitments from New England local distribution company customers and continues to negotiate additional commitments with New England and Canadian customers. The project consists of a supply path and a market path. The 169-mile supply path (scalable up to 1 Bcf/d of capacity) will extend from the Marcellus supply area in Pennsylvania to a point near Wright, New York. The market path (scalable up to 2.2 Bcf/d) will consist of 177 miles of mainline from Wright to Dracut, Massachusetts, together with laterals to serve specific local distribution companies. Based on customer commitments, the anticipated capital required for both projects is projected to be $4.5 to $5 billion. Subject to regulatory approvals, a November 2018 in-service date is planned.

•
TGP is completing final facility design for the Broad Run Flexibility and Broad Run Expansion projects, which will move gas north-to-south from a receipt point in West Virginia to delivery points in Mississippi and Louisiana. The estimated capital expenditure for the two projects is approximately $747 million. Antero Resources was awarded 790,000 Dth/d of long-term firm capacity for 15 years following a binding open season in April 2014. TGP expects to file a certificate application with the FERC in early 2015 and plans to place the two projects in service in November 2015 and November 2017, respectively, pending regulatory approvals.

•
The first portion of an approximately $125 million expansion of the Kinder Morgan Texas and Mier-Monterrey pipelines was placed into service on Sept. 1 on time and within budget. The project provides 150,000 Dth/d of service to Mexico’s state owned electric utility on an interim basis and is part of a larger project that is supported by three customers in Mexico that entered into long-term firm transportation contracts for more than 200,000 Dth/d of capacity that will be phased in from 2015 to 2016.

•
Construction of the 60-mile Sierrita Pipeline near Tucson, Arizona, is nearing completion and expected to be in service later this month. Construction, which began in early July, was delayed several weeks, principally because of heavy summer rains and additional county construction requirements. KMP, a 35 percent owner, will invest approximately $72 million in the $204 million project and will operate the pipeline.

•
In a project related to the Sierrita Pipeline, EPNG placed phase one of its approximately $529 million system expansion project in Arizona in service Oct. 1. The first phase of work involved system improvements to deliver volumes to the Sierrita Pipeline. The second phase will result in incremental deliveries of natural gas to Arizona and California and is expected to be completed by October 2020. As part of this project, EPNG entered into long-term contracts in the first quarter this year totaling 550,000 Dth/d of incremental firm natural gas transport capacity.

•
Subject to regulatory approvals, a November 2014 in-service date is planned for TGP’s approximately $83 million Rose Lake expansion project in northeastern Pennsylvania. The project will provide long-term transportation service for two shippers that have fully subscribed to 230,000 Dth/d of firm capacity.

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•
TGP filed an application with the FERC on July 31, 2014, for its approximately $82 million Connecticut Expansion Project. The fully subscribed project will provide 72,000 Dth/d of additional long-term capacity to three natural gas utility customers. Subject to regulatory approvals, the project is expected to be in service in November 2016.

•
FERC issued an Environmental Assessment in July for TGP’s proposed $26 million Niagara expansion project which will provide 158,000 Dth/d of long-term capacity to serve eastern Canadian markets. The project is under contract and is expected to be in service in November 2015, subject to regulatory approvals.

CO2
In response to the industry’s ongoing strong demand for CO2, KMP continues to make progress on various expansion projects designed to increase production and transportation of CO2 for use in enhanced oil recovery (EOR) projects in the Permian Basin of West Texas and eastern New Mexico. The expansions noted below and other opportunities being pursued by the company are expected to lead to more than $2 billion in investments that would increase KMP’s CO2 production and transport volumes by an additional 700 million cubic feet per day (MMcf/d) by 2017 (including projects below). This would bring the company’s total system capacity to approximately 2 Bcf/d of CO2.

•
KMP’s Yellow Jacket Central Facility expansion was placed into service on Sept. 29, about six weeks ahead of schedule. The approximately $214 million booster compression project at the McElmo Dome source field in southwestern Colorado will increase CO2 production by up to 90 MMcf/d.

•
Construction is going well at KMP’s approximately $344 million Cow Canyon expansion project in southwestern Colorado, including the drilling of production wells. This expansion is expected to increase CO2 production in the Cow Canyon area of the McElmo Dome source field by 200 MMcf/d. KMP anticipates that 100 MMcf/d of CO2 will come online by July 2015 and the remaining 100 MMcf/d is expected to be in service by the end of 2015.

•
KMP continues to move forward on its proposed $310 million Lobos Pipeline, a new, 214‑mile pipeline that will transport CO2 from the company’s St. Johns source field in Apache County, Arizona, to the Kinder Morgan-operated Cortez Pipeline in Torrance County, New Mexico. The pipeline will have an initial capacity of 300 MMcf/d. The company also plans to invest approximately $700 million to drill wells and build field gathering, treatment and compression facilities at the St. Johns CO2 source field. Pending regulatory approvals, the project is expected to be in service by the third quarter of 2016.

•
Final design is underway and major equipment and pipe have been ordered for KMP’s approximately $327 million Cortez Pipeline expansion. The pipeline transports CO2 from southwestern Colorado to eastern New Mexico and West Texas for use in EOR projects, and the expansion will increase capacity from 1.35 Bcf/d to 2 Bcf/d. Pending regulatory approvals, the northern portion of the Cortez Pipeline expansion is expected to be completed by July 2015 to handle the additional volumes from Cow Canyon, while the southern portion

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is expected to be complete by mid 2016 to handle the additional 300 MMcf/d of CO2 KMP expects from the company’s St. Johns CO2 source field.

•
KMP continues to move forward on an approximately $45 million project to transport and process produced gas from the Chevron-operated Reinecke Field Unit in Borden County, Texas, to Kinder Morgan’s SACROC complex in Scurry County, Texas. As part of the project, KMP plans to build a new, 15-mile pipeline with an initial capacity of 50 MMcf/d to transport the gas to SACROC for CO2 and hydrocarbon processing, and to expand gathering, compression and processing facilities at its SACROC facility. The project is expected to be completed in the third quarter of 2015.

Products Pipelines

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KMP in September entered into a long-term transportation agreement with NOVA Chemicals as anchor shipper of its previously announced Utica to Ontario Pipeline Access (UTOPIA) project. The announcement came during a binding open season for the project, which will transport ethane and ethane-propane mixtures from the prolific Utica Shale. Although we will continue to solicit additional volume commitments, this transportation agreement provides the necessary commitment level required to move forward with the project. The approximately $500 million UTOPIA project is expected to have an initial capacity of 50,000 barrels per day (bpd), expandable to more than 75,000 bpd. With the receipt of necessary permitting and regulatory approvals, the project is expected to be in service by early 2018.

•
Also in September, KMP extended its binding open season for the proposed Palmetto Project to Oct. 30. The approximately $1 billion project would move gasoline, diesel and ethanol from Louisiana, Mississippi and South Carolina to points in South Carolina, Georgia and Florida. The project has a design capacity of 167,000 bpd and would consist of a segment of expansion capacity that Palmetto would lease from Plantation Pipe Line Company and a new 360-mile pipeline that would be built from Belton, South Carolina to Jacksonville, Florida. Pending a successful extended open season and timely regulatory approvals, the project remains on track for an in-service date of July 2017.

•
Construction continues on KMP’s approximately $360 million petroleum condensate processing facility near its Galena Park terminal on the Houston Ship Channel. Supported by a long-term, fee-based agreement with BP North America for all 100,000 bpd of throughput capacity, the project includes building two separate units to split condensate into various components and construct storage tanks totaling almost 2 million barrels to support the processing operation. Due to inclement weather and vendor delays, the first phase of the splitter is now scheduled to be commissioned in December 2014 and operational in January 2015, and the second phase is expected to come online in the summer of 2015.

•
KMP continues to develop its Utica Marcellus Texas Pipeline (UMTP), which was announced in the fourth quarter of 2013. The proposed UMTP would involve the abandonment and conversion of over 1,000 miles of natural gas service on TGP, the construction of approximately 200 miles of new pipeline from Louisiana to Texas and 155 miles of new laterals in Pennsylvania, Ohio and West Virginia. The pipeline, which will provide connectivity to major processing and fractionation hubs in the basin, will terminate

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in Mont Belvieu, Texas, and have a maximum design capacity of 375,000 bpd for transporting Y-grade natural gas liquids. Discussions remain ongoing with potential shippers, with an anticipated in-service date in 2018.

•
KMP continues to see strong interest for transportation of Eagle Ford crude and condensate to the Houston Ship Channel. In August, KMP announced a long-term transportation agreement with Republic Midstream Marketing to build an interconnect and other facilities for its Kinder Morgan Crude and Condensate (KMCC) pipeline. In September, KMCC began operations of the Helena Extension project, moving Eagle Ford crude and condensate production from Karnes County to the Houston Ship Channel and the Phillips 66 Sweeny Refinery.  At this point, the company has secured long-term commitments for more than 75 percent of the 300,000 bpd of capacity on its KMCC pipeline and expects to have all of the capacity fully contracted in the first quarter of 2015. Including joint ventures and other projects, KMP’s planned investments related to Eagle Ford crude and condensate opportunities currently total approximately $1 billion, all of which are supported by long-term contracts with customers. These expansions will further enhance the connectivity of the KMCC system to additional Eagle Ford supplies and Texas Gulf Coast market outlets. KMP expects to bring these projects online as they are completed between now and the first half of 2015.

•
SFPP reached a settlement with its shippers in the longstanding rate proceedings pending before the California Public Utilities Commission (CPUC). The settlement includes refunds in the amount of $319 million, which is consistent with the reserve amount established by KMP. It also includes a three year moratorium on new rate filings or complaints and establishes current rates consistent with the revenues recognized by SFPP in 2014. The settlement has been filed with the Administrative Law Judges handling the various proceedings. Approval is expected in the fourth quarter, at which time the refund amount will be paid. The refund will have no impact on KMP’s earnings in the fourth quarter or KMP’s 2014 outlook for distribution to its limited partners.

Terminals

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Construction was completed in September at the Houston Ship Channel on the second phase of the Battleground Oil Specialty Terminal Company (BOSTCO) expansion, which added 900,000 incremental barrels of distillate product storage capacity, a rail header extension and 24 rail spots. The approximately $540 million BOSTCO terminal is fully subscribed for a total capacity of 7.1 million barrels and handles ultra-low sulfur diesel, residual fuels and other black oil terminal services. KMP owns 55 percent of and operates BOSTCO.

•
Three of the four tanks being added to KMP’s Edmonton Terminal as part of a 1.2 million barrel, phase-two expansion were placed into service in the third quarter, with the final tank expected to come online in the fourth quarter. In total, the two-phase expansion project will add 4.6 million barrels of storage capacity at the terminal for crude oil and refined petroleum products. The approximately $420 million project is supported by long-term contracts with major producers and refiners.

•	In the third quarter, KMP announced that its 50-50 joint venture with Imperial Oil Limited entered into additional firm take or pay agreements with strong, credit worthy oil company

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majors sufficient to allow a planned expansion project to move forward to add incremental capacity of 110,000 bpd at the Edmonton Rail Terminal. The terminal is under construction and will increase its capacity at startup in the first quarter of 2015 to over 210,000 bpd and potentially up to 250,000 bpd. The terminal will be connected via pipeline to the Trans Mountain terminal and will be capable of sourcing all crude streams handled by Kinder Morgan for delivery by rail to North American markets and refineries.

•
Work continues at the Kinder Morgan Export Terminal along the Houston Ship Channel to construct a new ship dock that will handle ocean going vessels and provide 1.5 million barrels of liquids storage capacity. The approximately $172 million project is supported by a long-term contract with a major ship channel refiner and will connect to KMP’s nearby Galena Park Terminal. The project is expected to be in service in the second quarter of 2016.

•
At KMP’s Galena Park and Pasadena terminals, construction continues on nine additional storage tanks with a total capacity of 1.2 million barrels and a new barge dock. In the third quarter, three storage tanks at Galena Park were completed and the balance will be phased into service through the first quarter of 2015. The barge dock at Pasadena will provide capacity to handle up to 50 barges per month and is expected to be operational in the third quarter of 2015. Capital expenditures for the project are approximately $118 million.

•
In September, the first steel was cut for the Lone Star State, one of five Jones Act tankers ordered by KMP’s American Petroleum Tankers under a construction contract awarded to General Dynamics NASSCO’s San Diego shipyard. The contract calls for the design and construction of five, 50,000-deadweight-ton, LNG-conversion-ready product carriers, each with a 330,000 barrel cargo capacity. The 610-foot-long tankers are a new “ECO” design, offering improved fuel efficiency, and include the latest environmental protection features, including a ballast water treatment system. The tankers, to be delivered between 2015 and 2017, are supported by long-term time charters with major shippers.

•
Construction of the previously announced expansion at KMP’s Deeprock Development joint venture was virtually completed in the third quarter, on time and on budget. The project added 1.5 million barrels of storage capacity and two pipelines with connectivity to five Cushing, Oklahoma, area destinations. Additionally, the system improvements provide Tallgrass Energy Partners’ Pony Express Pipeline with up to 350,000 bpd of capacity. KMP owns 51 percent of the joint venture and will invest approximately $32 million in the project.

•
Construction is nearly complete at KMP’s and Keyera Corp.’s previously announced joint venture crude oil rail loading facility in Edmonton. The Alberta Crude Terminal will be able to accept crude oil streams handled at KMP’s North 40 Terminal for loading and delivery via rail to refineries anywhere in North America. The facility will be operated by Keyera and will be capable of loading approximately 40,000 bpd of crude oil into tank cars. KMP is investing approximately $31 million in the project, which is expected to be in full service in the fourth quarter of 2014.

•
As announced yesterday, KMP will further expand its Pasadena and Galena Park terminals to help meet growing demand for refined product storage and dock services along the Houston Ship Channel. The combined investment of approximately $240 million will include construction of 2.1 million barrels of storage between the two terminals. KMP will also

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construct a new ship dock capable of handling ocean going vessels. The project is backstopped by long-term contracts with existing customers. The new ship dock, along with existing Galena Park ship docks, will double the load rate up to 15,000 barrels per hour. The company sees continuing strong demand for transporting fuel to the Gulf Coast to reach export markets.
Kinder Morgan Canada

•
Kinder Morgan Canada is currently engaged in the process of achieving approval from the National Energy Board for the Trans Mountain Expansion Project. The company continues to engage extensively with landowners, Aboriginal groups, communities and stakeholders along the proposed expansion route, and marine communities. In August, based on feedback from landowners and local residents, Trans Mountain determined that tunneling or drilling under Burnaby mountain was less disruptive than constructing the pipe in road right-of-way and landowners’ yards, and switched its preferred route from the roadway to a route through the mountain. The National Energy Board ruled that it was appropriate to extend the timeline for consideration of the application by seven months to permit examination of this route. The NEB decision is scheduled for January of 2016 and the company now expects the Trans Mountain expansion to be completed in the third quarter of 2018. Thirteen companies in the Canadian producing and oil marketing business signed firm contracts supporting the project for approximately 708,000 bpd. Kinder Morgan Canada received approval of the commercial terms related to the expansion from the NEB in May of 2013. The proposed $5.4 billion expansion will increase capacity on Trans Mountain from approximately 300,000 bpd to 890,000 bpd.

Financings

•
In the third quarter, KMP and KMR sold common units and shares valued at approximately $143 million under their at-the-market programs, bringing the total equity issued to approximately $1.212 billion for the first nine months of the year. KMP also issued $1.2 billion in senior notes in September.

Kinder Morgan Management, LLC
Shareholders of KMR will also receive a $1.40 dividend ($5.60 annualized) payable on Nov. 14, 2014, to shareholders of record as of Oct. 31, 2014. The dividend to KMR shareholders will be paid in the form of additional KMR shares. The dividend is calculated by dividing the cash distribution to KMP unitholders by KMR’s average closing price for the 10 trading days prior to KMR’s ex-dividend date.
Kinder Morgan Energy Partners, L.P. (NYSE: KMP) is a leading pipeline transportation and energy storage company and one of the largest publicly traded pipeline limited partnerships in America. It owns an interest in or operates approximately 52,000 miles of pipelines and 180 terminals. The general partner of KMP is owned by Kinder Morgan, Inc. (NYSE: KMI).

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Kinder Morgan is the largest midstream and the third largest energy company in North America with a combined enterprise value of approximately $120 billion. It owns an interest in or operates approximately 80,000 miles of pipelines and 180 terminals. Its pipelines transport natural gas, gasoline, crude oil, CO2 and other products, and its terminals store petroleum products and chemicals and handle such products as ethanol, coal, petroleum coke and steel. KMI owns the general partner interests of KMP and El Paso Pipeline Partners, L.P. (NYSE: EPB), along with limited partner interests in KMP and EPB and shares in Kinder Morgan Management, LLC (NYSE: KMR). For more information please visit www.kindermorgan.com.
Please join Kinder Morgan at 4:30 p.m. Eastern Time on Wednesday, Oct. 15, at www.kindermorgan.com for a LIVE webcast conference call on the company’s third quarter earnings.

The non-generally accepted accounting principles, or non-GAAP, financial measures of distributable cash flow before certain items, both in the aggregate and per unit, and segment earnings before depreciation, depletion, amortization and amortization of excess cost of equity investments, or DD&A, and certain items, are presented in this news release.
Distributable cash flow before certain items is a significant metric used by us and by external users of our financial statements, such as investors, research analysts, commercial banks and others, to compare basic cash flows generated by us to the cash distributions we expect to pay our unitholders on an ongoing basis. Management uses this metric to evaluate our overall performance. It also allows management to simply calculate the coverage ratio of estimated ongoing cash flows to expected cash distributions. Distributable cash flow before certain items is also an important non-GAAP financial measure for our unitholders because it serves as an indicator of our success in providing a cash return on investment. This financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in the quarterly distributions we are paying pursuant to our partnership agreement. Our partnership agreement requires us to distribute all available cash. Distributable cash flow before certain items and similar measures used by other publicly traded partnerships are also quantitative measures used in the investment community because the value of a unit of such an entity is generally determined by the unit’s yield (which in turn is based on the amount of cash distributions the entity pays to a unitholder relative to the unit price). The economic substance behind our use of distributable cash flow before certain items is to measure and estimate the ability of our assets to generate cash flows sufficient to make distributions to our investors.
We define distributable cash flow before certain items to be limited partners’ pretax income before certain items and DD&A, less cash taxes paid and sustaining capital expenditures for KMP, plus DD&A less sustaining capital expenditures for our equity method investees, less equity earnings plus cash distributions received for Express and Endeavor (additional equity investees).
Distributable cash flow before certain items per unit is distributable cash flow before certain items divided by average outstanding units. “Certain items” are items that are required

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KMP – 3Q Earnings	Page 14

by GAAP to be reflected in net income, but typically either (1) do not have a cash impact, for example, goodwill impairments, allocated compensation for which we will never be responsible, and results from assets prior to our ownership that are required to be reflected in our results due to accounting rules regarding entities under common control, or (2) by their nature are separately identifiable from our normal business operations and in our view are likely to occur only sporadically, for example certain legal settlements, hurricane impacts and casualty losses. Management uses this measure and believes it is important to users of our financial statements because it believes the measure more effectively reflects our business’ ongoing cash generation capacity than a similar measure with the certain items included.
For similar reasons, management uses segment earnings before DD&A and certain items in its analysis of segment performance and management of our business. General and administrative expenses are generally not controllable by our business segment operating managers, and therefore, are not included when we measure business segment operating performance. We believe segment earnings before DD&A and certain items is a significant performance metric because it enables us and external users of our financial statements to better understand the ability of our segments to generate cash on an ongoing basis. We believe it is useful to investors because it is a measure that management believes is important and that our chief operating decision makers use for purposes of making decisions about allocating resources to our segments and assessing the segments’ respective performance.
We believe the GAAP measure most directly comparable to distributable cash flow before certain items is net income. Our calculation of distributable cash flow before certain items, which begins with net income after adjusting for certain items that are specifically identified in the accompanying tables, is set forth in those tables. Net income before certain items is presented primarily because we use it in this calculation. Segment earnings before DD&A as presented in our GAAP financials is the measure most directly comparable to segment earnings before DD&A and certain items. Segment earnings before DD&A and certain items is calculated by adjusting for the certain items attributable to a segment, which are specifically identified in the footnotes to the accompanying tables, from segment earnings before DD&A. In addition, segment earnings before DD&A as presented in our GAAP financials is included on the first page of the tables presenting our financial results.
Our non-GAAP measures described above should not be considered as an alternative to GAAP net income, segment earnings before DD&A or any other GAAP measure. Distributable cash flow before certain items and segment earnings before DD&A and certain items are not financial measures in accordance with GAAP and have important limitations as analytical tools. You should not consider either of these non-GAAP measures in isolation or as a substitute for an analysis of our results as reported under GAAP. Because distributable cash flow before certain items excludes some but not all items that affect net income and because distributable cash flow measures are defined differently by different companies in our industry, our distributable cash flow before certain items may not be comparable to distributable cash flow measures of other companies. Segment earnings before DD&A and certain items has similar limitations. Management compensates for the limitations of these non-GAAP measures by reviewing our comparable GAAP measures, understanding the differences between the measures and taking this information into account in its analysis and its decision making processes.
This news release includes forward-looking statements. These forward-looking statements are subject to risks and uncertainties and are based on the beliefs and assumptions of

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KMP – 3Q Earnings	Page 15

management, based on information currently available to them. Although Kinder Morgan believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance that such assumptions will materialize. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include those enumerated in Kinder Morgan’s reports filed with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they were made, and except to the extent required by law, Kinder Morgan undertakes no obligation to update or review any forward-looking statement because of new information, future events or other factors. Because of these uncertainties, readers should not place undue reliance on these forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed acquisition by KMI of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) an amendment to its registration statement on Form S-4 (“Registration Statement”), which contains a preliminary proxy statement for KMI and a preliminary proxy statement / prospectus for each of KMP, KMR and EPB. The Registration Statement has not yet been declared effective by the SEC. Each of KMI, KMP, KMR and EPB plan to mail to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions following the Registration Statement being declared effective by the SEC. The Registration Statement, the preliminary KMI proxy statement and each preliminary proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, THE APPLICABLE PROXY STATEMENT OR PROXY STATEMENT / PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE KMI PROXY STATEMENT AND EACH DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or

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KMP – 3Q Earnings	Page 16

qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CONTACTS

Larry Pierce	Investor Relations
Media Relations	(713) 369-9490
(713) 369-9407	km_ir@kindermorgan.com
larry_pierce@kindermorgan.com	www.kindermorgan.com

# # #

Kinder Morgan Energy Partners, L.P. and Subsidiaries
Preliminary Consolidated Statements of Income
(Unaudited)
(in millions except per unit amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Revenues	$3,933	$3,381	$11,162	$9,059

Costs, expenses and other
Operating expenses	2,140	1,989	6,322	5,175
Depreciation, depletion and amortization	427	377	1,234	1,062
General and administrative	126	136	411	433
Taxes, other than income taxes	80	71	250	220
Other expense (income)	(1)	(59)	(4)	(83)
	2,772	2,514	8,213	6,807

Operating income	1,161	867	2,949	2,252

Other income (expense)
Earnings from equity investments	66	68	203	225
Amortization of excess cost of equity investments	(3)	(3)	(11)	(7)
Interest, net	(238)	(219)	(707)	(632)
Gain on sale of investments in Express	—	(1)	—	224
Gain on remeasurement of net assets to fair value	—	—	—	558
Other, net	14	5	29	28

Income from continuing operations before income taxes	1,000	717	2,463	2,648

Income taxes	(24)	(20)	(64)	(147)

Income from continuing operations	976	697	2,399	2,501

Loss from discontinued operations	—	—	—	(2)

Net income	976	697	2,399	2,499

Net income attributable to Noncontrolling Interests	(13)	(8)	(29)	(27)

Net income attributable to KMP	$963	$689	$2,370	$2,472

Calculation of Limited Partners' interest in net income (loss) attributable to KMP
Income from continuing operations attributable to KMP	$963	$689	$2,370	$2,474
Less: Pre-acquisition earnings and severance allocated to General Partner	(1)	2	5	(11)
Less: General Partner's remaining interest	(476)	(436)	(1,393)	(1,260)
Limited Partners' interest	486	255	982	1,203
Add: Limited Partners' interest in discontinued operations	—	—	—	(2)
Limited Partners' interest in net income	$486	$255	$982	$1,201

Limited Partners' net income (loss) per unit:
Income from continuing operations	$1.05	$0.59	$2.15	$2.95
Loss from discontinued operations	—	—	—	(0.01)
Net income	$1.05	$0.59	$2.15	$2.94
Weighted average units outstanding	463	435	456	408

Declared distribution / unit	$1.40	$1.35	$4.17	$3.97

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Segment earnings before DD&A and amortization of excess investments
Natural Gas Pipelines	$863	$635	$2,221	$2,315
CO2	388	340	1,083	1,040
Products Pipelines	222	202	633	399
Terminals	249	217	696	610
Kinder Morgan Canada	50	43	138	286
	$1,772	$1,437	$4,771	$4,650

Kinder Morgan Energy Partners, L.P. and Subsidiaries
Preliminary Earnings Contribution by Business Segment
(Unaudited)
(in millions except per unit amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Segment earnings before DD&A and amort. of excess investments (1)
Natural Gas Pipelines	$661	$608	$2,026	$1,671
CO2	363	349	1,089	1,040
Products Pipelines	222	202	635	581
Terminals	247	199	702	577
Kinder Morgan Canada	50	44	138	146
Total	$1,543	$1,402	$4,590	$4,015

Segment DD&A and amortization of excess investments
Natural Gas Pipelines (2)	$169	$157	$490	$397
CO2	134	122	379	356
Products Pipelines	37	34	110	100
Terminals	78	53	228	156
Kinder Morgan Canada	12	14	38	41
Total	$430	$380	$1,245	$1,050

Segment earnings contribution
Natural Gas Pipelines (1) (2)	$492	$451	$1,536	$1,274
CO2 (1)	229	227	710	684
Products Pipelines (1)	185	168	525	481
Terminals (1)	169	146	474	421
Kinder Morgan Canada (1)	38	30	100	105
General and administrative (1) (3)	(129)	(137)	(414)	(394)
Interest, net (1) (4)	(238)	(221)	(699)	(625)
Net income before certain items	746	664	2,232	1,946
Certain items
Remeasurement of net assets to fair value (5)	—	—	—	556
Acquisition costs (6)	—	(1)	—	(33)
Legal and environmental reserves (7)	(1)	—	(24)	(177)
Drop down asset groups' pre-acquisition earnings (8)	—	—	—	19
Mark to market, ineffectiveness, and amortization of certain hedges (9)	33	(18)	(5)	(10)
Insurance deductible, casualty losses and reimbursements (10)	(2)	19	(11)	33
Gain on sale or removal of assets, net of income tax expense	(4)	34	(2)	170
Contract buyout (11)	198	—	198	—
Severance (12)	1	(2)	(6)	(8)
Fair value amortization (13)	5	1	17	3
Sub-total certain items	230	33	167	553
Net income	$976	$697	$2,399	$2,499
Less: Pre-acquisition earnings and severance allocated to General Partner	(1)	2	5	(11)
Less: General Partner's remaining interest in net income (14)	(476)	(436)	(1,393)	(1,260)
Less: Noncontrolling Interests in net income	(13)	(8)	(29)	(27)
Limited Partners' net income	$486	$255	$982	$1,201

Net income before certain items	$746	$664	$2,232	$1,946
Less: Noncontrolling Interests before certain items	(11)	(8)	(28)	(22)
Net income attributable to KMP before certain items	735	656	2,204	1,924
Less: General Partner's interest in net income before certain items (14)	(473)	(436)	(1,392)	(1,255)
Limited Partners' net income before certain items	262	220	812	669
Depreciation, depletion and amortization (15)	452	400	1,309	1,117
Book (cash) taxes - net	20	22	36	34
Express & Endeavor contribution	(6)	4	(4)	(1)
Sustaining capital expenditures (16)	(121)	(92)	(292)	(210)
DCF before certain items	$607	$554	$1,861	$1,609

Net income / unit before certain items	$0.57	$0.51	$1.78	$1.64
DCF / unit before certain items	$1.31	$1.27	$4.08	$3.94
Weighted average units outstanding	463	435	456	408
____________

Notes ($ million):

(1)	Excludes certain items:

•	3Q 2013 - Natural Gas Pipelines $27, CO2 $(9), Terminals $18, Kinder Morgan Canada $(1), general and administrative expense $(3), interest $1.

•	YTD 2013 - Natural Gas Pipelines $644, Products Pipelines $(182), Terminals $33, Kinder Morgan Canada $140, general and administrative expense $(49), interest $(12).

•	3Q 2014 - Natural Gas Pipelines $202, CO2 $25, Terminals $2, general and administrative expense $1.

•	YTD 2014 - Natural Gas Pipelines $195, CO2 $(6), Products Pipelines $(2), Terminals $(6), general and administrative expense $(5), interest $(9).

(2)	Excludes $19 in YTD 2013 of DD&A expense from our drop down asset groups for period prior to our acquisition date.

(3)
General and administrative expense includes income tax that is not allocable to the segments: 3Q 2013 - $4, YTD 2013 - $10, 3Q 2014 - $2, and YTD 2014 - $8. Excludes $9 in YTD 2013 of G&A expense from our drop down asset groups for period prior to our acquisition date, which is included in certain items above.

(4)
Interest expense excludes interest income that is allocable to the segments: 3Q 2013 - $1, YTD 2013 - $5, and YTD 2014 - $1. Excludes $15 in YTD 2013 of interest expense from our drop down asset groups for period prior to our acquisition date, which is included in certain items above.

(5)	YTD 2013 include a $558 gain from the remeasurement of our previously held 50% equity interest in Eagle Ford to fair value.

(6)	Acquisition expense items related to closed acquisitions.

(7)	Legal reserve adjustments related to certain litigation and environmental matters.

(8)	Earnings from our drop down asset groups for period prior to our acquisition date.

(9)	Actual gain or loss is reflected in earnings before DD&A at time of physical transaction.

(10)	Casualty losses including related write-off of assets and expenses net of insurance reimbursements.

(11)	Earnings from the early termination of a long term natural gas transportation contract with a customer.

(12)	Drop-down asset groups severance expense allocated to and paid by the General Partner.

(13)	Amortization of revenue and debt fair value adjustments related to purchase accounting.

(14)	General Partner's interest in net income reflects reductions for GP incentive givebacks for certain KMP acquisitions: 3Q 2013 - $25, YTD 2013 - $54, 3Q 2014 - $33, and YTD 2014 - $99.

(15)	Includes Kinder Morgan Energy Partner's (KMP) share of certain equity investees' DD&A: 3Q 2013 - $20, YTD 2013 - $67, 3Q 2014 - $22, and YTD 2014 - $64.

(16)
Includes KMP share of certain equity investees' sustaining capital expenditures (the same equity investees for which we add back DD&A per Note 13): 3Q 2013 - $1, YTD 2013 - $2, 3Q 2014 - $1, and YTD 2014 - $4.

Volume Highlights
(historical pro forma for acquired assets)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Natural Gas Pipelines
Transport Volumes (BBtu/d) (1) (2)	17,561.8	15,998.2	17,481.4	16,216.3
Sales Volumes (BBtu/d) (3)	2,446.1	2,509.5	2,303.3	2,428.5
Gathering Volumes (BBtu/d) (2) (4)	3,170.2	3,029.4	3,046.1	2,993.5

CO2
Southwest Colorado Production - Gross (Bcf/d) (5)	1.2	1.2	1.3	1.2
Southwest Colorado Production - Net (Bcf/d) (5)	0.5	0.5	0.5	0.5
Sacroc Oil Production - Gross (MBbl/d) (6)	33.1	29.6	32.4	30.1
Sacroc Oil Production - Net (MBbl/d) (7)	27.6	24.6	26.9	25.1
Yates Oil Production - Gross (MBbl/d) (6)	19.2	20.3	19.5	20.5
Yates Oil Production - Net (MBbl/d) (7)	8.7	9.0	8.6	9.1
Katz Oil Production - Gross (MBbl/d) (6)	3.4	2.7	3.6	2.4
Katz Oil Production - Net (MBbl/d) (7)	2.8	2.2	3.0	2.0
Goldsmith Oil Production - Gross (MBbl/d) (6)	1.2	1.3	1.2	0.6
Goldsmith Oil Production - Net (MBbl/d) (7)	1.1	1.1	1.1	0.5
NGL Sales Volumes (MBbl/d) (8)	10.3	9.6	10.1	9.8
Realized Weighted Average Oil Price per Bbl (9) (10)	$87.59	$95.82	$89.40	$92.35
Realized Weighted Average NGL Price per Bbl (10)	$43.57	$46.72	$46.18	$45.81

Products Pipelines
Pacific, Calnev, and CFPL (MMBbl)
Gasoline (11)	72.0	72.8	207.0	205.3
Diesel	28.0	27.9	79.8	80.2
Jet Fuel	22.0	21.6	65.8	63.7
Sub-Total Refined Product Volumes - excl. Plantation and Parkway	122.0	122.3	352.6	349.2
Plantation (MMBbl) (12)
Gasoline	42.4	36.4	119.0	107.3
Diesel	9.8	8.8	30.6	26.1
Jet Fuel	6.3	5.8	19.3	18.6
Sub-Total Refined Product Volumes - Plantation	58.5	51.0	168.9	152.0
Parkway (MMBbl) (12)
Gasoline	3.7	—	7.8	—
Diesel	1.1	0.2	3.1	0.2
Jet Fuel	—	—	—	—
Sub-Total Refined Product Volumes - Parkway	4.8	0.2	10.9	0.2
Total (MMBbl)
Gasoline (11)	118.0	109.2	333.8	312.6
Diesel	39.0	36.9	113.5	106.5
Jet Fuel	28.3	27.4	85.1	82.3
Total Refined Product Volumes	185.3	173.5	532.4	501.4
NGLs (13)	8.5	8.9	23.5	26.7
Condensate (14)	9.8	4.4	22.2	9.0
Total Delivery Volumes (MMBbl)	203.6	186.8	578.1	537.1
Ethanol (MMBbl) (15)	10.8	10.2	30.9	28.6

Terminals
Liquids Leasable Capacity (MMBbl)	75.8	62.6	75.8	62.6
Liquids Utilization %	94.3%	95.4%	94.3%	95.4%
Bulk Transload Tonnage (MMtons) (16)	22.5	23.7	66.5	68.1
Ethanol (MMBbl)	18.3	15.9	53.4	46.7

Trans Mountain (MMBbls - mainline throughput)	27.6	24.0	79.5	77.6
____________

Notes:

(1)	Includes Texas Intrastates, Copano South Texas, KMNTP, Monterrey, TransColorado, MEP (100%), KMLA, FEP (100%), TGP, and EPNG pipeline volumes.

(2)	Volumes for acquired pipelines are included for all periods.

(3)	Includes Texas Intrastates and KMNTP.

(4)
Includes Copano Oklahoma, Copano South Texas, Eagle Ford Gathering, Copano North Texas, Altamont, KinderHawk, Camino Real, Endeavor, Bighorn, Webb/Duval Gatherers, Fort Union, EagleHawk, and Red Cedar throughput volumes. Joint Venture throughput reported at KMP share.

(5)	Includes McElmo Dome and Doe Canyon sales volumes.

(6)	Represents 100% production from the field.

(7)	Represents KMP's net share of the production from the field.

(8)	Net to KMP.

(9)	Includes all KMP crude oil properties.

(10)	Hedge gains/losses for Oil and NGLs are included with Crude Oil.

(11)	Gasoline volumes include ethanol pipeline volumes.

(12)	Plantation and Parkway reported at 100%.

(13)	Includes Cochin and Cypress (100%).

(14)	Includes KMCC and Double Eagle (100%).

(15)	Total ethanol handled including pipeline volumes included in gasoline volumes above.

(16)	Includes KMP's share of Joint Venture tonnage.

Kinder Morgan Energy Partners, L.P. and Subsidiaries
Preliminary Abbreviated Consolidated Balance Sheets
(Unaudited)
(in millions)

	September 30,	December 31,
	2014	2013
ASSETS
Cash and cash equivalents	$268	$404
Other current assets	2,316	2,264
Property, plant and equipment, net	29,842	27,405
Investments	2,400	2,233
Goodwill, deferred charges and other assets	10,514	10,458
TOTAL ASSETS	$45,340	$42,764

LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Current maturities of long-term debt	$959	$1,504
Other current liabilities	3,022	3,073
Long-term debt	20,810	18,410
Debt fair value adjustments	1,212	1,214
Other	1,286	1,342
Total liabilities	27,289	25,543

Partners' capital
Accumulated other comprehensive (loss) income	(53)	33
Other partners' capital	17,608	16,768
Total KMP partners' capital	17,555	16,801
Noncontrolling interests	496	420
Total partners' capital	18,051	17,221
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$45,340	$42,764

Total Debt, net of cash and cash equivalents, and excluding
the debt fair value adjustments	$21,501	$19,510

Segment earnings before DD&A and certain items	$6,209	$5,637
G&A	(541)	(521)
Income taxes	86	80
Noncontrolling interests	(37)	(31)
EBITDA (1)(2)	$5,717	$5,165

Debt to EBITDA	3.8	3.8
____________
Notes:

(1)	EBITDA includes add back of KMP's share of certain equity investees' DD&A and is before certain items.

(2)	EBITDA is last twelve months